SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SUKAD Project Portfolio Management Solutions, Corp
Houston, Texas

We have reviewed the accompanying financial statements of SUKAD Project Portfolio Management Solutions, Corp, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of SUKAD Project Portfolio Management Solutions, Corp and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 30, 2022

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	84,010
TOTAL CURRENT ASSETS		84,010
OTHER ASSETS		
Intangible assets		1,238
TOTAL ASSETS	$	85,248

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	66
SBA PPP Loan		44,912
Convertible note - current portion		229,388
TOTAL CURRENT LIABILITIES		274,366
LONG-TERM LIABILITIES		
Convertible notes		251,987
TOTAL LONG-TERM LIABILITIES		251,987
TOTAL LIABILITIES		526,353
SHAREHOLDERS' EQUITY		
Common stock, see note 4		58
Additional paid-in capital		55
Accumulated deficit		(441,218)
TOTAL SHAREHOLDERS' EQUITY		(441,105)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	85,248

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and marketing		1,095
Amortization expense		96
Contractors		52,358
General and administrative		32,602
Legal and professional		86,529
TOTAL OPERATING EXPENSES		172,680
NET OPERATING INCOME		(172,680)
OTHER INCOME/(EXPENSES)		
Interest income		22
Interest expense		(6,257)
Crowdfunding fees		(12,466)
TOTAL OTHER INCOME/(EXPENSES)		(18,701)
NET LOSS	$	(191,381)

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
ENDING BALANCE, DECEMBER 31, 2020	4,665,000	$ 47	55	$ (249,837)	$ (249,735)
Issuance of common stock	1,122,000	11	-	-	$ 11
Net loss	-	-	-	(191,381)	$ (191,381)
ENDING BALANCE, DECEMBER 31, 2021	**5,787,000**	$ **58**	$ **55**	$ **(441,218)**	$ **(441,105)**

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(191,381)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense		96
Stock based compensation		11
Increase (decrease) in liabilities:		
Accounts payable		(2,884)
Accrued interest		6,257
CASH USED FOR OPERATING ACTIVITIES		(187,901)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes		249,904
CASH PROVIDED BY FINANCING ACTIVITIES		249,904
NET INCREASE IN CASH		62,003
CASH AT BEGINNING OF YEAR		22,007
CASH AT END OF YEAR	$	84,010

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SUKAD Project Portfolio Management Solutions, Corp (the "Company") was incorporated in the State of Delaware on June 12, 2019. The Company is doing business as Uruk Project Management. The Company has developed the URUK PPM Platform that assists organizations in planning, executing, and completing projects successfully. Additionally, the Company has developed multiple training programs and courses related with project management.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of its website. Intangible assets are amortized over fifteen years. Amortization expense for the year ending December 31, 2021, was $96.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by selling a project management software. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Convertible Notes**

The Company has issued several promissory notes. In 2019, thirteen promissory notes were issued for a total of $150,050 with 0% APRs, discount rates of 25% and maturity dates in 2022. In 2020, the Company issued five convertible notes for $74,000, with 0% to 5% interest rates, maturity dates in 2022, discount rates of 20% and valuation caps of $10,000,000. In 2021, the Company issued six convertible notes for a total of $249,904, with 5% APRs, discount rates of 20% and valuation caps of $9,000,000 – $10,000,000 and maturity dates in 2023.

4.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 5,787,000 shares have been issued and are outstanding.

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $44,912 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

5.   **SBA PPP Loan (continued)**

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on June 12, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   **Subsequent Events**

Convertible Notes
The Company is currently in the process of extending all convertible notes due in 2022 to the end of 2023.

Share Issuances
During 2022, the Company issued an additional 1,150,000 shares in exchange for services provided by shareholders and advisors.

Managements Evaluation
The Company has evaluated subsequent events through March 30, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.